EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 14, 2002

PE

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS



Financial Results

JANUARY - MARCH 2002

Telefónica
Móviles

TEM MC TEM NY TEM MC TE

TELEFÓNICA MÓVILES RESULTS

KEY HIGHLIGHTS

- Continuous growth in the Company's managed customer base of 21% year-over-year to more than 30.8 million. Noteworthy was the performance of Telefónica Móviles España which, against a backdrop of an overall slowdown in the customer growth across Europe, achieved 522,000 net adds in the first quarter of 2002.
- Substantial growth in consolidated operating revenues, with an increase of 16.6% on March 2001.
- Increasing use of data services, which already represent more than 15% of customer revenues from Telefónica Móviles España and show an annual increase of 55%.
- Solid growth in EBITDA to €917MM, with a growth rate outstripping the revenue growth by 5.4 p.p. thanks to cost-control policies. Improved operating efficiency contributed to an EBITDA margin of 40.5%, an increase of nearly 2 p.p. from the first quarter of 2001.
- The inclusion of the cellular assets from Telefónica Móviles Mexico and the full consolidation of TeleLeste Celular and Terra Mobile in 2002 is fully compensated by the negative impact of the fluctuations of currency exchange rates. The organic growth of consolidated EBITDA, assuming constant exchange rates, would have been 22.7%
- Sharp growth in net income to €287 million, a year-over-year increase of 85.3%.

TELEFÓNICA MÓVILES RESULTS

The financial statements (Combined Pro-forma Financial Statements) and management discussions appearing in this report refer to the financial performance of Telefónica Móviles S.A. considering that all affiliated companies as of the end of 2001 were already incorporated into Telefónica Móviles Group as of 1 January 2001. The four Mexican companies, which were transferred to the Group in July 2001, have been fully consolidated from the third quarter of 2001.

The financial statements do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles and owned by the Telefónica Group.

To avoid possible distortions from the increase of Telefónica Móviles's economic stake in TeleLeste Celular, scheduled for the second quarter of 2002, this company has been fully consolidated as from 1 January 2002. Until the fourth quarter of 2001, TeleLeste Celular was consolidated by the equity method. Therefore, the number of outstanding shares of Telefónica Móviles S.A. used to calculate earnings per share (EPS) for the first quarter of 2002 includes the planned capital increase to be carried out in consideration for the assets to be transferred by Telefónica S.A. in various Brazilian companies, including TeleLeste Celular.

It should be remembered that in the fourth quarter of 2001, the financial statements of the Argentinean subsidiary TCP were adapted to the fiscal year of the rest of the companies comprising the Telefónica Móviles Group. Previously, these were consolidated in accordance with TCP's fiscal year (October-September).

For an easier understanding of Telefónica Móviles' financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	March 2002	March 2001	Consolidation method March 2002	Consolidation method March 2001
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
TeleSudeste Celular	83.16%	82.01%	Full consolidation	Full consolidation
Celular CRT	40.42%	36.65%	Full consolidation	Full consolidation
TeleLeste Celular	27.71%	10.75%	Full consolidation	Equity method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	93.20%	Full consolidation	Full consolidation
Norcel	100.00%	-	Full consolidation	-
Bajacel	100.00%	-	Full consolidation	-
Movitel	90.00%	-	Full consolidation	-
Cedetel	100.00%	-	Full consolidation	-
TEM El Salvador	60.77%	44.20%	Full consolidation	Full consolidation
TEM Guatemala	67.33%	51.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Full consolidation
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	30.50%	30.50%	Equity method	Equity method
Terra Mobile	80.00%	51.00%	Full consolidation	Equity method
M-Solutions	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.33%	-	Equity method	-
Mobipay International	36.00%	50.00%	Equity method	Equity method

TELEFÓNICA MÓVILES RESULTS

Telefónica Móviles, S.A.

Consolidated Combined Proforma Income Statement

Unaudited figures

In million Euros

	January - March 2002	January - March 2001	% Change
Operating revenues	2,261.6	1,939.3	16.6
EBITDA	916.6	751.2	22.0
Operating profit	575.8	446.2	29.0
Income before taxes	439.2	277.8	58.1
Net income before minority interests	270.3	145.4	85.9
Net income	286.7	154.7	85.3
Outstanding shares (million) (1)	4,316.0	4,064.4	6.2
Net income per share	0.07 €	0.04 €	74.5

(1) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001. It is also included the capital increase that will be carried to transfer several Brazilian celular assets from Telefónica S.A., including Tele Leste.

The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged.

In the first quarter of 2002 Telefónica Móviles obtained a net income of €286.7 million, a year-over-year increase of 85.3%. This result was primarily driven by the following factors:

- Positive performance of operating revenues that increased by 16.6% on the first quarter of 2001 to €2,262 million.

  Excluding the impact of the inclusion of Telefónica Móviles' subsidiaries in northern Mexico, the full consolidation of TeleLeste Celular and Terra Mobile, and the strong fluctuations in exchange rates, consolidated revenues would have posted a year-over-year increase of 12.6%.

  The bulk of this growth was due to the increase of the customer bases of the operators fully consolidated (+28.4% and 18.7% excluding the Mexican operators and TeleLeste Celular) and the higher traffic carried by these operators (+16.4% in number of minutes and +37.5% in SMSs). These advances more than offset the decline in ARPUs in local currency (-7.2% on average) and the negative impact of the depreciation of the currencies vis-à-vis the euro.

  The Group ended March 2002 with a total customer base –including the operators in which Telefónica Móviles has economic stakes– of 28.9 million.
  The Company's managed customer base - including the customers of the Chilean and Puerto Rican wireless operators managed by Telefónica Móviles- at March 31 2002, was 30.8 million, 21% more than at the end of March 2001. Net adds in the year's first quarter totalled 965,000 customers.

  The geographical breakdown of revenues shows that Spain contributed 70% of total consolidated revenues, with revenues of €1,574 million (+21% vs. 1Q01).

  Operating revenues from the Latin American operators fully consolidated rose 8.7% from March 2001, affected mostly by the inclusion of the cellular assets from Telefónica Móviles Mexico and the full consolidation of TeleLeste Celular –which contributed with 29 p.p. to the growth of consolidated revenues-, and the negative impact of the Argentinean peso devaluation and the depreciation of other Latin American currencies, especially the Brazilian real –which lessen the growth rate of revenues from Latin America in 17 p.p. –.

- Streamlining operating costs, which increased 16.9% year-over-year and amounted to 61% of operating revenues, unchanged from March 2001.

When analyzing the performance of operating expenses, we must take into account the costs associated with Telefónica Móviles' German subsidiary, Group 3G, which initiated its commercial activity in the fourth quarter of 2001, and those of the subsidiaries in Austria and Switzerland, which were insignificant in the first quarter of 2001. We would also draw attention to the fact that from 1 January 2002 all operating expenses of the Austrian and Swiss subsidiaries are fully included as operating costs, with no expenses capitalized. For Group 3G, only the costs that were clearly identified as being related to activities required for the future deployment of UMTS technology (€2.9 million), were capitalized.

By item, the increase in personnel costs (+54% vs. 1Q01) was mostly due to the inclusion of employees from the new Mexican and European operators and staff of TeleLeste Celular. Meanwhile, the annual increase in supplies (+44%) is primarily the result of larger handset purchases by Telefónica Móviles España associated with the centralized handset procurement model introduced at the end of 2001.

- Improvement in the EBITDA margins across Group operators with respect to the fourth quarter of 2001, due to the lower commercial activity typical of the business after the end of the Christmas campaigns and the improved operating efficiency of the companies. These have led to a consolidated EBITDA margin of 40.5% (35.9% in 4Q01 and 38.7% 1Q01).

  Consolidated EBITDA in absolute terms reached €916.6 million, 22% higher than in the first quarter of 2001. It should be highlighted that the effect of incorporating the Mexican operators and fully consolidating TeleLeste Celular and Terra Mobile in 2002 is fully compensated by the impact of currency exchange rate fluctuations. Consequently, the organic growth of consolidated EBITDA, assuming constant exchange rates, would have been 22.7%

  Telefónica Móviles España's EBITDA increased 34.4% year-over-year to €784 million, with an EBITDA margin of 50% (45% in 1Q01).

  Total EBITDA for the Latin American operators fully consolidated, in euros, increased 18% year-over-year. Assuming constant exchange rates for the Latin American currencies, and excluding the incorporation of Telefónica Móviles Mexico and TeleLeste Celular in 2002, EBITDA from Latin America would have been 17% higher than in the first quarter of 2001.

  Start-up operations elsewhere in Europe contributed with a combined EBITDA of €-75 million, of which €-57.9 million correspond to Group 3G.

- Year-over-year growth in consolidated net income was 85.3%. The relative performance of net income with respect to EBITDA was result of the following items:

  - Sharp increase in goodwill amortization (€21 million; +183% vs. 1Q01) as a result of the incorporation of the four Telefónica Móviles' northern Mexican operators and the full consolidation of Terra Mobile – until the third quarter of 2001, Terra Mobile was consolidated by the equity method.

  - Decrease in net financial expenses of 8.4%, due primarily to the lower stock of debt, the reduction in the cost of this debt and the reduction in financial net forex, which were in part offset by the negative impact of the Argentinean peso devaluation. From 1 January 2002, the financial expenses related to the acquisition of UMTS licenses in Austria and Switzerland were no longer capitalized, but included fully in the profit and loss account as financial expenses.

    Consolidated net financial debt at the end of March 2002 was €8,858 million, down 2% from December 2001. Proportionate net financial debt was €6,850 million (€6,875 million in December 2001). The full consolidation of TeleLeste Celular adds €122 million to consolidated net financial debt.

  - Moderate increase in losses from associated companies, which combined contributed with a total loss of €33.6. It is worth noting that all the operating expenses of IPSE 2000 and the financial costs associated with the acquisition of the UMTS license in Italy were recorded as expenses, with no amounts capitalized.

  - Sharp reduction in net extraordinary expenses with respect to the first quarter of 2001 (-90%). This is explained by the extraordinary provisions for investments made in the first quarter of 2001.

- As regards Consolidated Corporate income tax for the first quarter of 2002, we would underscore the reporting under this item of those deductions and credits pending of effective application which, in accordance with prudence criteria, are likely to be used in the future. These amount to €23.3 million and their reporting has been carried out in accordance with the Resolution of March 15, 2002 issued by the Spanish regulating body in this respect (ICAC) and in accordance with prevailing international accounting regulations.

- Decrease in consolidated capex of 18% on the same period last year to 8% of operating revenues (12% in 1Q01). Consolidated capex in the January-March 2002 period was €191 million, versus €231 million the year before. This trend was common for all the Group operators, but was more noteworthy considering that it was achieved despite the inclusion of capex by the operators in northern Mexico, by TeleLeste Celular and by Group 3G. However, we would also point out the lack of uniformity of capex during the year, as a result of which this performance cannot be extrapolated to forthcoming quarters.

  Total capitalized costs in the first quarter of 2002 totalled €70.7 million, a 58% reduction from the €128.7 million of first quarter 2001. These costs include the provision for the 3G spectrum fee assigned to Telefónica Móviles España for the future operation of this technology (€5.3 million vs. €40.8 million in 1Q01), start-up and operating expenses of Group 3G (€2.9 million) and financial expenses associated with the acquisition of the 3G license in Germany (€62.5 million). Proportionate capitalized operating and financial expenses corresponding to Telefónica Móviles amounted to €6.9 million and €29.6 million, respectively.

- The impact of the Argentinean peso devaluation in the consolidated financial statements at March 31 2002 with respect to the situation at December 31 2001 has been quantified in €15.9 million incorporated in the consolidated profit and loss account and €145.5 million incorporated in "translation differences in consolidation". These impacts have been calculated using the exchange rate at the end of the quarter of 1US$=2.85 Argentinean pesos (1€=2.49 Argentinean pesos), while at year end 2001 the exchange rate applied was 1US$=1.7 Argentinean pesos (1€=1.51 Argentinean pesos).

  We would highlight that the exposure of Telefónica Móviles in the Argentinean subsidiaries at March 31, 2001 amounted to €241 million, including the equity value corresponding to these investments and the internal financing given.

SIGNIFICANT EVENTS

The first months of 2002 featured the following significant events:

- On January 10th the first part of the share exchange agreement with Mesotel was carried out, whereby this company transferred to Telefónica Móviles one-third of the shares committed in exchange for a total of 7.3 million shares of Telefónica Móviles. The transfer of these shares enabled Telefónica Móviles to increase its shareholding in Telefónica Móviles El Salvador C.V. and Telefónica Centroamérica Guatemala S.A. to 60.8% and 67.3%, respectively.

  The remaining stakes held by Mesotel in these two companies will be transferred during the course of 2002. Approval was given at the Annual General Shareholders' Meeting of April 4 to increase Telefónica Móviles' capital via the issuance of 14 million shares, with a nominal value of € 0.5 each, which will be delivered to Mesotel in exchange for the rest of its shareholdings in the Central American companies. Once the share exchange agreement is fully carried out, Telefónica Móviles will own 90.3% of Telefónica Móviles El Salvador C.V. and 100% of Telefónica Centroamérica Guatemala S.A..

- On May 6th, Telefónica Móviles announced the signature of the definitive agreement to buy 65% of the Mexican wireless operator Pegaso PCS. This company will subsequently be integrated with Telefónica Móviles Mexico. This deal will make Telefónica Móviles Mexico's second largest mobile operator, with over 2 million active customers. The conclusion of the acquisition is dependent on its obtaining the relevant approval from the Mexican authorities.

- On April, the Spanish authorities delivered 5MHz, in compliance with the provisions of the GSM-1800 license, which implies that by December 31, 2002, Telefónica Móviles de España should have all of the 25MHz envisaged; therefore only 5MHz remain to be received.

Market Size

In thousands

	Total (1)			Managed (2)			Equity (3)		
	March		% Change	March		% Change	March		% Change
	2002	2001		2002	2001		2002	2001	
Europe and Mediterranean Basin									
Subscribers	18,641	14,824	25.7%	18,641	14,824	25.7%	17,744	14,423	23.0%
Pops	226,858	222,000	2.2%	168,840	224,600	-24.8%	148,521	145,340	2.2%
Latin America									
Subscribers	10,282	8,022	28.2%	12,119	10,519	15.2%	7,811	5,631	38.7%
Pops	147,211	125,000	17.8%	166,643	163,598	1.9%	118,931	89,122	33.4%
TOTAL									
Subscribers	28,922	22,847	26.6%	30,760	25,343	21.4%	25,555	20,054	27.4%
Pops	374,069	347,000	7.8%	335,483	388,198	-13.6%	267,452	234,462	14.1%

(1) Includes total subscribers of all companies in which TEM holds economic interest. Excludes Chile and Puerto Rico.
(2) Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico. In 2002 excludes Italy.
(3) Total subscribers weighted by the economic interest held in each company. Excludes Chile and Puerto Rico.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION

Result by geographic regions

Unaudited figures

In million Euros

	Revenues			EBITDA		
	January - March		%	January - March		%
	2002	2001	Change	2002	2001	Change
Europe	1,583.2	1,300.3	21.8%	709.1	571.9	24.0%
Latinamerica [1] [2]	688.9	634.0	8.7%	214.3	182.2	17.7%
Rest and intragroup sales	-10.6	5.0	c.s.	-6.8	-2.9	132.4%
TOTAL	**2,261.5**	**1,939.3**	**16.6%**	**916.6**	**751.2**	**22.0%**

(1) 2002 data include figures of North Mexican operators and Tele Leste, consolidated by full integration.

(2) March 2001 data includes argentinean figures published in the 1Q01 (which correspond to Oct-Dec 00)



EUROPE AND MEDITERRANEAN BASIN

Europe and Mediterranean Basin

Unaudited figures

In thousands

	March		%
	2002	2001	Change
Subscriber Data			
Total Subscribers [1]	18,641	14,824	25.7%
Prepaid	13,073	9,870	32.5%
Contract	5,568	4,954	12.4%
Equity Subscribers [1]	17,744	14,423	23.0%

In Million Euros

	January - March		%
	2002	2001	Change
Financial Data [2]			
Revenues	1,583.2	1,300.3	21.8%
EBITDA	709.1	571.9	24.0%
EBITDA Margin	44.8%	44.0%	0.8 p.p

(1) Includes Spain, Germany and Morocco.

(2) Excludes Medi Telecom and IPSE 2000 because they are consolidated by the equity method.



SPAIN

T. Moviles Spain

Unaudited figures

In thousands

	March		%
	2002	2001	Change
Subscriber Data			
Total subscribers	17,315	14,246	21.5%
Prepaid	11,849	9,324	27.1%
Contract	5,465	4,922	11.0%
Equity Subscribers	17,315	14,246	21.5%

In Million Euros

	January - March		%
	2002	2001	Change
Financial Data			
Revenues	1,574.0	1,299.9	21.1%
EBITDA	784.1	583.3	34.4%
EBITDA Margin	49.8%	44.9%	4.9 p.p

The Spanish cellular market ended March with 30.7 million customers, leaving a penetration rate of 73.5%. This implies a year-over-year increase of 20%, a mere 2 p.p. below the growth in the two preceding quarters, which suggests that the Spanish market still has growth potential, taking into account that the penetration rate in Spain is still below the European average.

Against this backdrop, the commercial efforts by Telefónica Móviles España (TME) were notable. The Company ended March 2002 with over 17.3 million customers, 3% more than at the end of 2001 and 22% more than at the end of March 2001. Of the total, 32% were contract customers and the remainder prepaid customers. This implies a quarterly net add figure of more than 521,500 customers, from which 32% corresponds to contract segment (28% in 1Q01), and shows an increase of 7% from the figure of the first quarter of 2001.

TME remains the leader of the Spanish cellular market, with a similar estimated market share as 12 months earlier.

Churn rate control continues to play a major role in the growth of the Company's customer base. In this respect, the annual churn rate was 12% at the end of the first quarter of 2002.

The penetration rates reached in the market, coupled with the large growth recorded during the 2001-2002 Christmas campaign, had much to do with the performances of the Company's main usage metrics MOU and ARPU in the first quarter of 2002, underpinning a temporary change in trend for both indicators.

The Company estimates quarterly blended ARPU reached its lowest point in the first quarter of 2002 and expects to see a sustained recovery beginning next quarter, overcoming the typical seasonality or future price cuts, buoyed by the expected growth of MOU thanks to the new pricing structure. Logically, the annual blended ARPU should continue to fall to the end of the year in comparison with 2001 figures, to begin to rebound next year.

When analyzing the performance of ARPU in the first quarter of 2002 with respect to the previous quarter (4Q01), we must take into consideration: i) the seasonality inherent in MOU; ii) the sharp expansion of the pre-paid segment in the fourth quarter of 2001, and; iii) the price cuts since the beginning of 2002. Due to the lower MOU (-5% vs. 4Q01) and lower prices, ARPU in the first quarter of 2002 was €28, 7% below the previous quarter.

With respect to ARPU evolution from 1Q01, we must bear in mind: i) the higher weighting of the pre-paid segment in the total customer base; ii) the reductions in prices in the first quarter of 2002 and in termination fees in 2001. As a result, ARPU in the first quarter of 2002 was 11% lower than in the same period of 2001, in line with the forecasts made when the Company planned its commercial actions for this year.

All these factors mean that the first quarter of 2002 is an atypical period, which is hardly comparable with either the previous quarter (4Q01) or the same period last year (1Q01).

The reductions in prices made since the beginning of the year primarily consist of adjustments to prices on calls during peak hours, both for prepaid and contract. Also, in March TME changed the concept of the monthly fee, including the amount within its minimum billing commitment. This initiative enhances the trust and commitment of current contract customers, while it also removes one of the main barriers to migrate prepaid customers who are not properly positioned to the contract segment.

With these measures TME aims to transfer to end customers its improvements in operating efficiency and the economies of scale derived from its increased size, there contributing to boost customer satisfaction, which will help to control the churn rate. In addition, these measures pave the way for TME to register increases in MOU in the future, placing tariffs below the European average.

With regard to data and content, the ratio of SMS per customer and month in the first quarter of 2002 surpassed 33 short messages, a 10% year-over-year increase from the same period in 2001 and representing 1,700 million messages in the first three months of 2002. We would highlight that the quarterly message traffic related to value-added services and content registered year-over-year growth of more than 80%.

All in all, data services revenue accounted for 15.3% of customer revenues in the first quarter of the year and was 55% higher than in the first quarter of 2001.

The performance of ARPU is undoubtedly one of the cellular growth benchmarks against the slowdown in customer growth, although other metrics that directly impact the profitability of the business must also be borne in mind. The comparison of 2002 first quarter results vs. the same period of 2001 show that there are situations where it is feasible to increase margins despite declines in ARPU.

Here we would point out TME's success in reining in costs and leveraging economies of scale. Thus, quarterly subscriber acquisition costs (SAC) registered a decline of 5% from the fourth quarter of 2001 and of 11% in year-over-year terms. If we add to this the control over subscriber retention costs (SRC), the total weighting of the SACs and SRCs over adjusted operating revenues (excluding the impact of loyalty programs) was more than halved in the first quarter of 2002 from the same period last year, to levels below 10%.

We would also highlight the impact of the implementation of the centralized handset procurement model, which was introduced at the end of 2001. This model enhances the Company's bargaining strength with handset suppliers, both in terms of per unit price and the availability of new handsets.

Total operating revenues for TME in the first quarter of 2002 were €1,574 million, an increase of 21% over the first quarter of 2001. The contribution of handset sales increased to 10% from the 2% registered in 1Q01 Excluding the impact of the centralized handset procurement model, revenue growth would have been 12%.

In this respect, we would point out that the larger increase in operating revenues arising from the full implementation of this model over the course of the year could apparently undermine the EBITDA margin in forthcoming quarters, in the light of higher expected growth in revenues from handset sales with lower margin. However, the model entails substantial improvements in retention and acquisition costs, leading to higher absolute levels of EBITDA. In this sense, compared to the increase in operating revenues, operating expenses registered year-over-year growth of 13% (but were stable with respect to the first quarter of 2001 if we exclude the increase in handset purchases), which also contrasts with the 22% growth of the customer base.

In all, EBITDA growth outpaced that of revenues, reaching €784 million in the first quarter of the year, a 9% higher than the fourth quarter of 2001 and nearly 35% higher than the first quarter of 2001. The EBITDA margin in March 2002 reached 50%, which reflects the timeliness of the Company's decision to focus on growth and cut prices, whose impact on forthcoming quarters is likely to be offset by increased usage of services and a slowdown in the pace of customer acquisition.

Capex in the first quarter of 2002 was significantly lower than the prior-year figure, at below €100 million. Capex as a percentage of operating revenues declined to 6%, 6 p.p. less than in the first quarter of 2001. Capex efficiency derived from economies of scale and the optimum use of resources. However, owing to the strong cyclical element of capex, the weighting of capex on revenues for the full year is expected to be around 10%, including the commitments acquired by the Company with the government for the roll-out of the UMTS network.

TME has chosen Ericsson and Nortel as its network suppliers. Ericsson will be the sole provider for the initial roll-out phase of the UMTS network, providing radio and switching access equipment, while Nortel will supply radio infrastructure equipment.

Lastly, TME ended March with 4,388 employees, with a further strong improvement in productivity ratios, consolidating TME's status as one of the operators with the highest productivity worldwide.



REST OF EUROPE

Group 3G, Telefónica Móviles' German subsidiary which began offering GSM/GPRS services at the end of November 2001 under the Quam brand, ended March 2002 with 91,000 customers.

In the first quarter of 2002 the company continued to expand its distribution network, which currently comprises more than 3,400 points of sale. We would highlight the strong brand recognition achieved on the German market in such a short time, buoyed by the advertising and sponsorship activities carried out to date. Group 3G's commercial offering has stood out for being innovative with a simple, competitive and transparent tariff structure.

Meanwhile, in line with the strategy of minimizing the Group's financial exposure in Germany, on

April 10 the company signed UMTS infrastructure supply and network construction services contracts with Ericsson and Nortel, along with the corresponding non-recourse financing agreements, which will provide the company with a total of up to €500-600 million in the 2002-2003 period. At the same time, Group 3G is cooperating with E-Plus to implement the UMTS network sharing agreement signed in 2001, that will make Group 3G the owner of nearly 50% in assets of one of the three UMTS networks expected to be built in Germany.

With regards to financial results, in the first quarter of 2002 Group 3G achieved operating revenues of €9.2 million, while EBITDA losses was €57.9 million. Capex in the period amounted to €38.3 million.

In Italy, Austria and Switzerland, the operators' activity has been adapted to their business models, focusing on the pro-active monitoring of the regulatory environment and analysis of potential roaming and network sharing agreements with other operators, in order to assess the feasibility of launching commercial UMTS operations, also within the strategy of minimizing the Group's financial exposure in these three countries. The efforts of local operators are gradually making license conditions more flexible and are improving the possibilities of site and infrastructure sharing.

These companies do not generate revenues as they have yet to carry out the commercial launch of their operations. The subsidiaries in Austria and Switzerland contributed with a combined negative EBITDA of €17.1 million, while IPSE 2000, which is consolidated by the equity method, contributed with €-14.4 million in results from associate companies.

We would highlight that since January 1, 2002 all operating and financial costs associated with the acquisition of UMTS licenses in Italy, Austria and Switzerland are fully recorded in the operators' income statements and, therefore, in the Group's results, with no capitalized expenses. For Group 3G, only the costs that were clearly identified as being related to activities required for the future deployment of UMTS technology (€2.9 million) were capitalized, once 2.5G operations have been launched.



MOROCCO

At the end of March 2002 Médi Telecom had 1,234,504 customers, a year-over-year increase of 114%. Net adds in the first quarter amounted to approximately 122,000 new customers, doubling the figure for the same period last year. These figures bear out the increase in gross adds and the good performance of churn, which shows a significant reduction from 2001. In two years of commercial operations, Médi Telecom has achieved an estimated market share of 40%.

In line with statements made at the end of 2001, Medi Telecom has fared well at the operating level, achieving a positive EBITDA in the first quarter of 2002

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION



LATIN AMERICA

Latin America

Unaudited figures — In thousands

	March 2002	March 2001	% Change
Subscriber Data (1)			
Total subscribers	10,282	8,022	28.2%
Prepaid	7,088	5,001	41.7%
Contract	3,194	3,022	5.7%
Equity Subscribers	7,811	5,631	38.7%

In Million Euros

	January - March 2002	January - March 2001	% Change
Financial Data (2)			
Revenues	688.9	634.0	8.7%
EBITDA	214.3	182.2	17.7%
EBITDA Margin	31.1%	28.7%	2.4 p.p

(1) 2001 figures do not include subscribers from northern Mexican operators, because the transfer of assets took place in the third quarter of the year. Includes total customers from all operators in which Telefónica Móviles holds an economic participation. Excludes Chile and Puerto Rico.

(2) Data for 2001 show figures published in 1Q01 (which corresponds to the oct-dec 00 period for TCP), reason why they are not consistent with the sum of the individual results we include in the following tables.



BRAZIL

TeleSudeste Celular, CRT Celular and TeleLeste Celular

Unaudited figures — In thousands

	March 2002	March 2001	% Change
Subscriber Data			
Total subscribers	5,841	4,859	20.2%
Prepaid	3,947	3,028	30.3%
Contract	1,894	1,831	3.5%
Equity Subscribers (1)	3,588	2,776	29.2%

In Million Euros

	January - March 2002	January - March 2001	% Change	% change In local currency
Financial Data (1)				
Revenues	364.3	329.4	10.6%	24.6%
EBITDA	143.1	150.5	-4.9%	7.1%
EBITDA Margin	39.3%	45.7%	-6.4 p.p	-6.4 p.p

(1) Financial data includes Tele Leste Celular figures in 2002 because it is consolidated by full integration

The operators managed by Telefónica Móviles in Brazil ended the first quarter of 2002 with 5.8 million customers, a year-over-year increase of 20.2% and a 3.7% increase from December 2001. The pre-paid segment accounted for 68% of total customers and the contract segment for the remainder. The contract segment continues to register slight year-over-year increases (+3.5% vs. 1Q01), reversing the trend shown in the same period of last year.

We would point out that all the operators remain leaders in their areas of operation, with an estimated average market share above 64%. In the first quarter of 2002, the three operators increased their shares of net adds from the first quarter of 2001, reinforcing their competitive positioning ahead of the forthcoming arrival of new operators in their markets.

Turning to financial results, operating revenues from the Brazilian operators in local currency grew by 24.6%. Excluding the revenues from TeleLeste Celular in 2002 results -the company has been fully consolidated since January 1, 2002- organic growth in operating revenues of the Brazilian operators in local currency would have been 7.1%. The growth in revenues is explained by the increase in the operators' customer bases (+20% in all), which offset the lower ARPUs (-8% in local currency) and the decline in revenues from handset sales.

Total EBITDA after management fees of the three operators, in local currency, showed a 7.1% year-over-year increase. Excluding TeleLeste Celular, EBITDA from the Brazilian operators would have declined by 6% due to increased commercial expenses and the depreciation of the real.

The EBITDA margin was 39.3% (40.1% excluding TeleLeste Celular). While in comparison with March 2001 the EBITDA margin shows a 6.4 p.p. decline, with respect to the fourth quarter of 2001 the performance was positive, with a gain of more than 9 p.p. owing to reduced commercial activity and the reduction in SAC. Annual comparison is affected by the sharp depreciation of the Brazilian real vis-à-vis the US dollar, which affects SAC through the increase in handset costs.

We would highlight the launch in Rio de Janeiro in April of 2.5G services using CDMA 1xRTT technology, which provides a data transmission speed of 144 Kbps. These services are part of the preparatory developments made by Telefónica Móviles and Portugal Telecom while they await the final approval of the Joint Venture by the Brazilian regulator. Telefónica Celular's launch in Río de Janeiro of its 2.5G services occurred at the same time as Telesp Celular launched similar services in Sao Paulo.

As regards the development of the Joint Venture with Portugal Telecom, now that the new president of Anatel has been appointed, the companies are awaiting approval of SMP regulations to determine the operators' migration to SMP, which will allow for the future integration of operations in Brazil.



MEXICO

T. Móviles Mexico	
Unaudited figures	In thousands
	March 2002
Subscriber Data	
Total subscribers	1,250
Prepaid	987
Contract	263
Equity Subscribers	1,224
	In Million Euros
	January - March 2002
Financial Data	
Revenues	126.6
EBITDA	14.2
EBITDA Margin	11.2%

Telefónica Móviles Mexico ended the first quarter of 2002 with 1.250 million customers, 21% more than in March 2001, fuelled by an acceleration in the growth of the contract segment to 39% year-over-year. The weighting of the contract segment on the total customer base was 21% versus 18% 12 months ago. The positive performance of the contract segment is the result of the company's growth strategy and the consolidation of its contract customer base as a means of ensuring revenues. In this respect, we would highlight the success of the Plan Ahorro product, which accounted for nearly 50% of gross adds in this segment.

Net adds in the first quarter of the year amounted to approximately 37,500 customers, a natural decrease from the fourth quarter of 2001 due to the end of the Christmas campaign. Nonetheless, in year-over-year terms the performance was positive, as the company registered a net decrease in customer numbers in the first quarter of 2001. The change in trend was driven by the launch of measures aimed at retaining customers and increasing their loyalty, which led to a sizeable reduction in the churn rate.

The launch campaign for the brand name continued in the first quarter of 2002, leaving the company with an innovative, trustworthy and modern image. In this respect, to reinforce this strategy Telefónica Móviles Mexico pioneered the launch of the Plan Ahorro product in 2001, and in January 2002 it introduced its short message service (SMS), with a high degree of customer acceptance.

We would point out the expansion of the distribution network thanks to the agreements reached with the large retail chains, with the company ending the first quarter of 2002 with more than 530 points of sale. This channel did not exist in the first quarter of 2001.

As regards the Mexican subsidiaries' financial results for the first quarter of 2002 in local currency –the operators were fully consolidated for the first time from July 2001– operating revenues declined by 18.6% vs. the fourth quarter of 2001. This was due to the seasonality of the business after the high level of sales achieved during the Christmas season, as well as to the fact that the first quarter of the year is typically weak for the market in terms of economic performance.

In this sense, EBITDA shows a positive performance with respect to the previous quarter, leading to an EBITDA margin of 11.2% from the negative margin achieved in fourth quarter 2001 as a consequence of promotion costs associated to the Christmas campaign and the launch of the new brand. It should be highlighted the efforts made to improve productivity, with a 16% workforce reduction since the end of 2001, which adds up to the 40% already implemented in 2001.



ARGENTINA

TCP

Unaudited figures

	March 2002	March 2001	% Change
		In thousands	
Subscriber Data			
Total subscribers	1,696	1,852	-8.4%
Prepaid	1,134	1,154	-1.7%
Contract	562	697	-19.4%
Equity Subscribers	1,661	1,813	-8.4%

In Million Euros

	January - March 2002	January - March 2001 (1)	% Change	% change in local currency
Financial Data				
Revenues	73.9	196.3	-62.3%	-23.4%
EBITDA	17.9	20.6	-13.1%	76.4%
EBITDA Margin	24.2%	10.5%	13.7 p.p	13.7 p.p

(1) Due to the homogeneization of TCP's financial statements in December 2001, for like-for-like comparisons, 2001 published figures correspond to the period January - March 2001.

The Argentinean cellular market is being severely affected by the country's current economic recession and instability. As a result, the pace of decline in the total mobile telephony customer base accelerated in the first quarter of 2002, with the penetration rate falling to approximately 18%.

Against this backdrop, TCP proceeded to regularize its customer base, especially in the contract segment. At the end of March 2002, TCP had approximately 1.7 million customers, with an 8% decline compared to March 2001. The prepaid segment accounted for 67% of the total customer base vs. 62% in March 2001.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION

In line with the deterioration of the Argentinean economy and the contraction of the customer base, traffic levels showed a marked decline with respect to the same period of 2001 (-23%), while the decrease relative to the fourth quarter of 2001 (-15%) was also related to seasonal factors. Nonetheless, in monthly terms traffic has remained virtually stable in January, February and March 2002. The company has launched campaigns aimed at boosting the recharging of prepaid cards.

The change in the strategic focus of the business, implemented as of 2001, in which cash management is a key priority, entailed major efforts to reduce costs, contain bad debt and placed a greater emphasis on retaining high-value customers. In this respect, we would point out the elimination of handset subsidies and traffic promotions, with an immediate impact on the reduction of SAC.

Operating revenues in local currency in the first quarter of 2002 declined 23% year-over-year, mostly due to the decrease in the customer base and the drop in traffic. However, strict cost-control policies underpinned an increase in EBITDA over the first quarter of 2001. Operating expenses in local currency declined 48% from the same period of 2001, leading to an EBITDA margin of 24.2%, nearly 14 p.p. higher than the prior 12 months and stable from the fourth quarter of 2001 despite the economic crisis in Argentina.

Also noteworthy was the stability of bad debt levels in the first three months of 2002, slightly lower than those reported in the fourth quarter of 2001.

In line with the objective of minimizing cash outflows given the current market situation, capex at TCP has been cut to a bare minimum, falling 98% on the first quarter of 2001 to below €0.5 million.

We would point out that after the closing of the first quarter in April TCP has raised its tariffs in local currency, applying an average increase of 8%-10% in final prices to customers.



PERU

T. Moviles Perú

Unaudited figures

	March 2002	March 2001	% Change	
			In thousands	
Subscriber Data				
Total subscribers	1,131	921	22.8%	
Prepaid	892	712	25.3%	
Contract	239	209	14.0%	
Equity Subscribers	1,108	859	29.0%	
			In Million Euros	
	January - March 2002	January - March 2001	% Change	% change (1) in local currency
Financial Data				
Revenues	76.9	68.1	12.9%	7.2%
EBITDA	25.0	19.1	31.0%	24.4%
EBITDA Margin	32.6%	28.1%	4.5 p.p	4.5 p.p

(1) Percentage change in US dollars.

At the end of the first quarter of 2002, Telefónica Móviles Peru had 1,131,211 customers, with a year-over-year increase of 22.8%.

Noteworthy was the year-over-year growth of the overall Peruvian mobile telephony market (close to 37%), resulting in an increased penetration rate of 7% from 5% the year before.

Despite stiffer competition, Telefónica Móviles Peru maintained its leadership of the market, with an estimated market share of 61%. In this respect, the company's increase in its share of net adds, totaling 43% in this quarter (vs. 30% in 1Q01), should be highlighted.

The favorable evolution of the contract segment within the customer mix, which registered a positive net add for the second quarter in a row, should also be noted. This was due not only to the sharp increase in connections (53% year-over-year), but also to the positive results of the customer retention plans implemented as of the first quarter of last year, which underscored a sharp year-over-year decline in disconnections in the contract segment.

Turning to financial results, Telefónica Móviles Peru recorded a 7.2% year-over-year increase in operating revenues in dollars, fuelled primarily by a rise in the customer base and higher prepaid traffic, boosted by the introduction of prepaid cards in Peruvian soles in January 2002. Both effects offset the decline in ARPUs as a resulting from the change in the customer mix.

Continued commercial efforts, against a backdrop of an increasingly competitive environment, caused a slight erosion in the EBITDA margin relative to the preceding quarter (32.6% cumulative to March 02 versus 34.1% in 4Q01). However, the decreases in operating expenses (due to greater promotions in the first quarter of 2001 associated with the arrival of new competitors) and in network costs led to a year-over-year increase in the EBITDA margin (+4.5 p.p. vs. 1Q01). The improved cost structure enabled EBITDA in dollars to increase in absolute terms by more than 24% year-over-year.



CHILE

At the end of March 2002, Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had a customer base of 1.65 million customers, with year-over-year growth of 27%. Net adds in the first quarter of 2002 were 14% higher than in the same period of 2001, mostly due to the decline in churn owing to the positive results of the customer loyalty programs.

As for the financial results, the trend towards improvement started in 2001 continued in the first quarter of the year. Adjusted EBITDA margin for January-March 2002 was 29%, 2 p.p. higher than in the first quarter of 2001 despite the higher growth of net adds achieved this year.



GUATEMALA & EL SALVADOR

TEM Guatemala and TEM El Salvador

Unaudited figures

			In thousands
	March		%
	2002	2001	Change
Subscriber Data			
Total subscribers	363	390	-6.9%
Prepaid	127	106	19.9%
Contract	236	284	-16.9%
Equity Subscribers	230	183	25.5%

			In Million Euros
	January - March		%
	2002	2001	Change
Financial Data			
Revenues	47.2	44.8	5.4%
EBITDA	14.2	-5.7	c.s.
EBITDA Margin	30.0%	-12.7%	42.7 p.p

The combined customer base of Telefónica Móviles' subsidiaries in Guatemala and El Salvador was 363,000 at the end of March 2002, 7% less than at December 2001. Such evolution is due to the operators' focus on higher value customers, which is positively impacting the companies' financial results.

Operating revenues generated by the two operators, in euros, rose 5.4% year-over-year. More significantly, combined EBITDA rose to €14.2 million compared with losses in the first quarter of 2001. Both operators in El Salvador and Guatemala were EBITDA positive, showing a combined EBITDA margin of 30%.

The companies intend to continue implementing a profitable growth strategy, focusing on achieving positive financial results.



PUERTO RICO

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended the first quarter of 2002 with 186.231 active customers, a year-over-year increase of 9.8%, but slightly below the figure at December 2001. The performance in the first quarter of the year was the result of the stagnation of the Puerto Rican cellular market since September 2001, in line with the slowdown in activity in the country's main economic sectors.

HORIZONTAL BUSINESSES

After the refocusing of the business model and the concentration of activities in its main markets - Spain, Germany and the UK- Terra Mobile ended March 2002 with approximately 5 million registered users, a year-over-year increase of 22%.

Terra Mobile's EBITDA in the first quarter amounted to €–5.8 million.

As for the rest of the horizontal businesses and the companies involved, Mobipay España, Mobipay International and Telefónica m-Solutions, first-quarter results have not been significant and had no material impact on the Group's income statement.

APPENDIX

Telefónica Móviles, S.A.

Consolidated Combined Proforma Income Statement

Unaudited figures

In million Euros

	January - March 2002	January - March 2001	% Change
Operating revenues	**2,261.6**	**1,939.3**	**16.6**
Operating expenses	(1,385.8)	(1,185.9)	16.9
Supplies	(618.4)	(428.6)	44.3
Personel expenses [1]	(148.2)	(96.3)	53.9
Subcontract and taxes	(619.3)	(661.1)	(6.3)
Other net operating income (expense)	40.9	(2.2)	n.s.
EBITDA	**916.6**	**751.2**	**22.0**
Depreciation and amortization	(340.8)	(304.9)	11.8
Operating profit	**575.8**	**446.2**	**29.0**
Profit from associated companies	(33.6)	(30.4)	10.2
Financial income (expense), net	(77.8)	(84.9)	(8.4)
Amortization of goodwill	(20.6)	(7.3)	183.4
Extraordinary income (expense), net	(4.7)	(45.8)	(89.8)
Income before taxes	**439.2**	**277.8**	**58.1**
Income taxes	(168.8)	(132.4)	**27.5**
Net income before minority interests	**270.3**	**145.4**	**85.9**
Minority interests	16.4	9.4	74.6
Net income	**286.7**	**154.7**	**85.3**
Outstanding shares (million) [2]	**4,316.0**	**4,064.4**	**6.2**
Net income per share	**0.07 €**	**0.04 €**	**74.5**

(1) The increase in personnel expenses in 1Q01 vs. 1Q02 is mainly due to the incorporation of the workforce of Telefónica Móviles subsidiaries in Mexico and in the European start-ups, as well as the inclusion of TeleLeste.

(2) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001. It is also included the capital increase that will be carried to transfer several Brasilean celular assets from Telefónica S.A., including Tele Leste.

The homogeneization of TCP´s fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

APPENDIX

Telefónica Móviles, S.A.

Combined Consolidated Proforma Balance Sheet

Unaudited figures — In million Euros

	March 2002
Long term assets	18,281.5
Start up expenses	445.2
Intangible net assets	11,043.4
Fixed net assets	5,136.5
Investments	1,656.4
Goodwill	1,187.3
Deferred expenses	33.5
Current assets	5,838.1
Inventories	256.1
Accounts receivable	1,782.4
Short term investments	3,500.1
Cash and banks	219.7
Other	79.8
Assets = Liabilities & Shareholders' equity	**25,340.4**
Shareholders' equity	7,555.1
Minority interests	1,312.4
Deferred income	125.1
Provisions for risks and expenses	25.6
Long term accrued taxes payable	228.3
Long term debt	5,177.3
Short term debt including current maturities	6,898.9
Other creditors	4,017.7

Financial Debt

Unaudited figures — In million Euros

	March 2002
Consolidated net financial debt	8,858
Proportional net financial debt	6,850

Consolidated financial debt structure



57%
43%
Long Term ■ Short Term
88%
12%
Fixed rate ■ Floating rate
6%
8%
86%
Euros ■ US $ Latin America and others

APPENDIX

Telefónica Móviles, S.A.

Breakdown of subscribers, revenues and EBITDA

Unaudited figures

In million euros

	January - March 2002			January - March 2001		
	Subscribers (000')	Revenues	EBITDA	Subscribers (000')	Revenues	EBITDA
TEM Spain	17,315	1,574.0	784.1	14,246	1,299.9	583.3
Germany	91	9.2	(58.0)	--	--	--
Austria and Switzerland	--	0.1	(17.1)	--	--	--
Brazil	5,841	364.3	143.1	4,859	329.4	150.5
Mexico	1,250	126.6	14.2	1,032	n.d.	n.d.
Argentina	1,696	73.9	17.9	1,852	196.3	20.6
Peru	1,131	76.9	25.0	921	68.1	19.1
Guatemala & El Salvador	363	47.2	14.2	390	44.8	(5.7)

Capex by geographic regions

Unaudited figures In million Euros

		January - March 2002	January - March 2001	% Change
Europe				
	Spain	93.9	152.5	-38.4%
	Germany	38.3	0.4	n.s.
	Rest of Europe	1.0	0.3	n.s.
Latinamerica				
	Brazil [1]	31.7	20.0	58.7%
	Mexico	12.8	n.a.	n.a.
	Rest of Latam	9.4	56.6	-83.4%
Rest of World		3.4	1.5	125.7%
TOTAL		**190.5**	**231.3**	**-17.6%**

[1] In 2002 includes TeleLeste because it is consolidated by full integration.

APPENDIX

GLOSSARY

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from connection fees, monthly subscriber fees, traffic - without discounting traffic promotions-, outgoing roaming and interconnection. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method. It includes, therefore, the loan granted by Sonera to Group 3G for an approximated amount of €2.8 billion, which is scheduled to be converted into equity in the near future.

Net financial debt is defined as: Long-term debt + Short-term debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles has an economic stake, weighted in each case by the economic ownership. The calculation does not include, therefore, the loan granted by Sonera to Group 3G for an approximated amount of €2.8 billion.

For further information please contact:
Investor Relations Department
Paseo de Recoletos 7-9 – 2nd Floor. 28004 – Madrid
Tel: 91 – 423 40 27. Fax: 91 – 423 44 20
E-mail: **garcialegaz_m@telefonicamoviles.com**
sanroman_a@telefonicamoviles.com
delosreyes_r@telefonicamoviles.com
www.telefonicamoviles.com/ir

Telefónica

Móviles

www.telefonicamoviles.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

Date: May 14, 2002

By:____________________________
Name:
Title: